

October 21, 2010

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications Plc.
Budapest, 1013,
Krisztina krt. 55
Hungary

Re: **Magyar Telekom Telecommunications Plc.**
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-14720

Dear Mr. Kusch:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director